FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record No. 175

Santiago, November 30, 2016.

Ger. Gen. No. 83 /2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Re.: SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized I hereby inform you of the following significant event:

The subsidiary Enel Brasil S.A. has presented the best offer for the acquisition of approximately 94.8% shareholding of the electricity distributor Celg Distribuição S.A. (“CELG”), in the respective tender process organized by the Brazilian Government through Banco Nacional do Desenvolvimento (“BNDES”).

The financial offer amounted to 2,187 million of Brazilian reais equivalent to approximately US$ 640 million.

It is expected that the Brazilian Government will announce the result of the tender on  December 20, 2016 after a technical and economic evaluation of the offer. It is expected that the execution and closing of the operation take place during the first quarter of 2017 after the approval of the antitrust authority, Conselho Administrativo de Defesa Econômica (“CADE”), and the sectorial regulator, Agência Nacional de Energia Elétrica (“ANEEL”).

After the acquisition of the 94.8% shareholding, it will remain approximately a 5.1% of CELG, which will be offered to the employees and former employees of said company. Enel Brasil S.A. must acquire the remaining shares that were not acquired by the aforementioned employees and former employees.

CELG was established in 1956 and its headquarter is located in Goiania. CELG operates in a concession area of more than 337 thousand square kilometers, under a concession until 2045 and has 2.9 million customers.

This operation is part of the use of proceeds of the capital increase approved by the Extraordinary Shareholders Meeting held on December 20, 2012, which successfully concluded with the subscription of 100% of the available shares as of March 2013, raising nearly Ch$1,121,000 million in cash. From the original funds raised in the aforementioned capital increase, as of today it remains approximately Ch$799,000 million.

The Company’s management will explain in more detail the CELG acquisition process in a conference call to all investors that will take place tomorrow, Thursday, December 1, 2016 at noon Eastern Time (2 PM Chilean Local Time).

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.             Banco Central de Chile (Central Bank of Chile)

      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

      Bolsa de Comercio de Santiago (Santiago Stock Exchange)

      Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

      Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

      Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

      Depósito Central de Valores (Central Securities Depositary)

      Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 1, 2016